UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

BioXcel Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075P105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075P105		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BioXcel Corporation EIN: 20-2612128

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,480,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,480,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,480,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 60.59%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09075P105		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Krishnan Nandabalan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,481,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,481,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,481,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 60.60%

12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 9,480,000 shares of common stock that are owned by BioXcel Corporation and (ii) 1,000 shares held by Krishnan Nandabalan and Suganthi Balasubramanian JTWROS.

CUSIP No. 09075P105	13G

Item 1(a).	Name of Issuer: BioXcel Therapeutics, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 555 Long Wharf Drive, New Haven, CT 06511.

Item 2(a).

Names of Persons Filing:
This statement is filed by:

(i)           BioXcel Corporation,, a Delaware corporation (“BioXcel”) with respect to the shares of Common Stock beneficially owned by it; and

(ii)        Krishnan Nandabalan (“Mr. Nandabalan”), as president of BioXcel, with respect to the shares of Common Stock beneficially owned by BioXcel and the shares jointly owned with his wife;

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 780 East Main Street, Branford, CT 06405.
Item 2(c).	Citizenship: BioXcel is a corporation organized under the laws of the State of Delaware. Mr. Nandabalan is a citizen of the United States.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 09075P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 15,645,545 outstanding shares of Common Stock, as reported in the Issuer’s Form 10-Q filed on November 9, 2018.

BioXcel is the record owner of 9,480,000  shares of Common Stock. Krishnan Nandabalan is the president of BioXcel, and owns approximately 43% of the voting stock of BioXcel.  As a result, he may be deemed the beneficial owner of the shares held by BioXcel.  Mr. Nandabalan and his wife are the joint record owner of 1,000 shares of Common Stock. Notwithstanding the above, Mr. Nandabalan disclaims beneficial ownership of the shares of Common Stock held by BioXcel described above, except to the extent of his respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 09075P105	13G

Item 10.	Certification.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

BIOXCEL CORPORATION

/s/ Krishnan Nandabalan
Name: Krishnan Nandabalan
Title: President

/s/ Krishnan Nandabalan
Krishnan Nandabalan

CUSIP No. 09075P105	13G

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 14, 2019

BIOXCEL CORPORATION

/s/ Krishnan Nandabalan
Name: Krishnan Nandabalan
Title: President

/s/ Krishnan Nandabalan
Krishnan Nandabalan